SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                               NTN Buzztime, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                    629410309
                                 (CUSIP Number)

                             George L. Mahoney, Esq.
                               Media General, Inc.
               333 East Franklin Street, Richmond, Virginia 23219
                                 (804) 649-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                       on behalf of the Reporting Person)

                                  May 23, 2008
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.


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Item 4.  Purpose of Transaction.

         The disclosure under Item 4 in Amendment No. 3 on Schedule 13D/A filed on September 18, 2007 is incorporated herein by this reference and is amended by adding the following:

         Media General's designee (C. Kirk Read) on the board of directors of NTN Buzztime, Inc. (the "Board") resigned effective today, and Media General will not nominate a replacement director; and Media General relinquishes its right to designate a director to serve on the Board and declines its Board observer rights.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               MEDIA GENERAL, INC.


                               By: /s/ George L. Mahoney
                                   -------------------------------------
Date:  May 23, 2008               Name:  George L. Mahoney
                                  Title  Vice President, General Counsel
                                         & Secretary